Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

September 16, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datadog, Inc. Registration Statement on Form S-1 Registration File No. 333-233428 Acceleration Request Requested Date: September 18, 2019 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Datadog, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 PM, Eastern Time, on September 18, 2019, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated September 9, 2019:

(i)	Dates of distribution: September 9, 2019 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 12
(iii)	Number of prospectuses furnished to prospective investors: approximately 3412
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 270

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Securities and Exchange Commission 2	September 16, 2019

Very truly yours, MORGAN STANLEY & CO. LLC GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC Acting severally on behalf of themselves and the several Underwriters Morgan Stanley & Co. LLC

By:	/s/ Ray Yousefian
Name: Ray Yousefian
Title: Vice-President
Goldman Sachs & Co. LLC

By:	/s/ William D. Connolly III
Name: William D. Connolly III
Title: Managing Director
J.P. Morgan Securities LLC

By:	/s/ Paul Mule
Name: Paul Mule
Title: Executive Director

[Signature Page to Acceleration Request]